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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Lincoln Electric Holdings, Inc.
(Name of Issuer)
Common Stock, Without Par Value
(Title of Class of Securities)
533900106
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	533900106	13G	Page	2	of	5

1	NAMES OF REPORTING PERSONS: David C. Lincoln

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S. Citizen

	5	SOLE VOTING POWER:

NUMBER OF		90,130

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,132,684

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		90,130

WITH:	8	SHARED DISPOSITIVE POWER:

		2,132,684

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,222,814

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	533900106	13G	Page	3	of	5
Item 1.
     (a) Name of Issuer:
     Lincoln Electric Holdings, Inc.
     (b) Address of Issuer’s Principal Executive Offices:
     22801 Saint Clair Ave., Cleveland, Ohio 44117-1199
Item 2.
     (a) Name of Person Filing:
     David C. Lincoln
     (b) Address of Principal Business Office, or if None, Residence:
     1741 East Morten Avenue, Suite A, Phoenix, AZ 85020
     (c) Citizenship:
     U.S.
     (d) Title of Class of Securities:
     Common Stock
     (e) CUSIP Number:
     Not applicable
Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
     Not applicable
Item 4. Ownership.

(a) Amount beneficially owned:	2,222,814

(b) Percent of class:	5.2%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:		90,130 (1)

(ii) Shared power to vote or to direct the vote:		2,132,684 (2)

(iii) Sole power to dispose or to direct the disposition of:		90,130 (1)

(iv) Shared power to dispose or to direct the disposition of:		2,132,684 (2)
(1) Includes 86,130 shares held by two Trusts of which the reporting person is the sole trustee, as to which shares any beneficial ownership is hereby disclaimed, and options for 4,000 shares exercisable within 60 days.

CUSIP No.	533900106	13G	Page	4	of	5
(2) Includes 141,779 shares held by four Trusts of which the reporting person is one of two trustees and 501,622 shares held by the Lincoln Institute of Land Policy, of which the reporting person is a member of the Board of Directors, as to which shares any beneficial ownership is hereby disclaimed.
Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
             Holding Company or Control Person.
     Not applicable
Item 8. Identification and Classification of Members of the Group.
     Not applicable
Item 9. Notice of Dissolution of Group.
     Not applicable
Item 10. Certifications.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
     The filing of this statement shall not be construed as an admission that the reporting person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the securities covered by this statement.

CUSIP No.	533900106	13G	Page	5	of	5
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 1, 2007
/s/ David C. Lincoln

Name: David C. Lincoln